Organigram Reports First Quarter Fiscal 2024 Results

Achieved positive cash flow from operations, solidified #2 market position in Canada among licensed producers, significantly improved margins sequentially quarter-over-quarter, and closed first $41.5 million tranche of previously announced $124.6 million investment from BAT

HIGHLIGHTS

•$124.6 million strategic investment from BAT announced in November 2023 approved by shareholders, with first of three tranches now funded at $3.22 per share for proceeds of $41.5 million
•Achieved positive Adjusted EBITDA1 and positive cash flow from operations of $7.7 million
•Improved sequential quarter-over-quarter adjusted gross margin2 from 17% in Q4 Fiscal 2023 (references to "Fiscal 2023" are to the 13-month period from September 1, 2022 through September 30, 2023) to 31% in Q1 Fiscal 2024
•Maintained #2 market position in Canada for the last 5 consecutive months as of the end of Q1 Fiscal 20243
•Held the #1 position in milled flower, the #1 position in concentrates, the #2 position in edibles, and the #3 position in pre-rolls3
•Reintroduced Edison JOLTS to the market, achieving the #2 brand position in the capsules and ingestible extracts category in December 20233
•Launched 22 SKUs in the quarter
•Completed first craft harvest resulting from the completed expansion of the Company's Lac-Supérieur facility
•Completed planting first grow room using seed-based production resulting from technology acquired from the strategic investment in US-based Phylos Bioscience Inc. ("Phylos")
•Due to the achievement of THCV concentration and aroma specific milestones from F1 seeds, Organigram advanced the second tranche of US$2.75 million to Phylos for a total current investment of US$6.0 million in senior secured convertible loans
•Applied for EU-GMP certification of Moncton facility in November 2023 and awaiting audit
•Strong balance sheet with negligible debt and $54.6 million in cash (not including $41.5 million tranche of BAT investment which closed in January)

TORONTO, ON, February 13, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the first quarter ended December 31, 2023 (“Q1 Fiscal 2024”).

“We certainly kicked off fiscal 2024 with a bang", said Beena Goldenberg, Chief Executive Officer. “By closing the first tranche of our $124.6 million follow-on investment from BAT shortly after quarter end, we have removed a significant amount of risk from our business while enhancing the key competitive advantages that our team worked diligently to put into place in Fiscal 2023. We can now fully leverage our world-class facilities, market leadership in several categories, and cutting-edge research and development capabilities to increase Organigram's reach both within the Canadian market and beyond."

1 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.
3 As of December 31, 2023 - Multiple sources (Hifyre, Weedcrawler, Provincial Board Data, Internal Modelling).

Canadian Recreational Market Introduction Highlights

As an industry leader and pure-play cannabis company, Organigram remains committed to delivering consumer focused innovations and products to the Canadian market. Q1 Fiscal 2024 saw the introduction of 22 new SKUs to the market for Organigram. Some notable highlights include:

Holy Mountain Ultra Jean G (28g) - A new sour sativa in a 1 oz. bag

SHRED Dartz Dessert Storm tube-style pre-rolls - A new flavour in 10 x 0.4g tube-style pre-rolls

SHRED X Mother Pucker Peach Rip-Strip Hash - A new Rip-Strip flavour packed with peach

Holy Smokes Purple Punch Out! tube-style pre-rolls - A new strain boasting up to 26% THC

Trailblazer Hustle n' Haze THCV pre-rolls - The first pre-roll high in THCV blended with THC
Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•Organigram and BAT continue to work together through their PDC on new workstreams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today. Organigram is preparing to deliver new products in these spaces and the launch priority includes gummies which will feature a new nano-emulsion technology
•The PDC has completed pharmacokinetic studies regarding the onset and half-life of nano-emulsion gummies, and is now analyzing results to substantiate claims

Follow-on Strategic Investment from BAT and creation of the Jupiter Investment Pool
•In March of 2021, BAT invested ~$221 million into Organigram which has served to propel product innovations resulting from CoE at Organigram's Moncton facility
•On November 6, 2023 Organigram announced a $124.6 million follow-on investment from BAT and the creation of Jupiter, a strategic investment pool designed to expand Organigram’s geographic footprint and capitalize on emerging growth opportunities
•In January 2024, Organigram shareholders voted to approve the $124.6 million investment from BAT and the Company completed the first of three tranches of the investment for proceeds of $41.5 million

Strategic Investment in Green Tank Technologies Corp. ("Greentank")
•In Fiscal 2023, Organigram announced that it had entered into a product purchase agreement (the "Purchase Agreement") with Greentank, a leading vaporization technology company, and a subscription agreement with Greentank's parent company, Weekend Holdings Corp. ("WHC"). The Purchase Agreement provides Organigram with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram.
•Subsequent to quarter end, the first Greentank enabled vapes shipped to market

Strategic Investment in Phylos
•On May 25, 2023, Organigram announced its first strategic U.S. investment in Phylos, a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. Under the terms of the agreement, Organigram will advance up to US $8 million to Phylos in three tranches structured as a secured convertible loan
•In November 2023, due to the achievement of THCV concentration and aroma specific milestones for F1 seeds, Organigram advanced the second tranche of US$2.75 million to Phylos for a total current investment of US$6.0 million in senior secured convertible loans
•In Q1 Fiscal 2024, the Company completed planting its first seed-based production grow room

International

•In Q1 Fiscal 2024, the Company reported international shipments totaling $1.0 million to Australia
•Subsequent to quarter end, the Company completed its first export to the German medical market
•The Company is evaluating international expansion opportunities propelled by the Jupiter strategic investment pool resulting from BAT's $124.6 million strategic investment announced in November 2023

Liquidity and Capital Resources

•On December 31, 2023, the Company had unrestricted cash of $41.8 million and restricted cash of $12.8 million for a total of $54.6 million
•In January 2024, Organigram closed the first of three tranches from BAT's follow-on $124.6 million strategic investment for proceeds of $41.5 million. 50% of the first tranche will be allocated to general corporate purposes and 50% will be allocated toward Jupiter

Key Financial Results for the First Quarter 2024

•Net revenue:
◦Compared to the prior period, net revenue decreased 16% to $36.5 million, from $43.3 million in Q1 Fiscal 2023. The decrease was primarily due to a reduction in international revenue and medical sales

•Cost of sales:
◦Q1 Fiscal 2024 cost of sales decreased to $26.9 million, from $31.6 million in Q1 Fiscal 2023, primarily due to lower sales including decreased international sales and lower cultivation and post-harvest costs

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q1 Fiscal 2024 margin declined to $9.5 million from $11.7 million in Q1 Fiscal 2023, negatively impacted in the quarter by lower net revenue, and $1.7 million in inventory provisions versus $1.1 million in the same prior year period

•Adjusted gross margin4:
◦Q1 Fiscal 2024 adjusted gross margin was $11.2 million, or 31% of net revenue, compared to $12.8 million, or 30%, in Q1 Fiscal 2023. The increase in the adjusted gross margin rate was primarily due to a decrease in depreciation
◦Adjusted gross margin improved sequentially to 31% from 17% in Q4 Fiscal 2023

4 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers;
please refer to “Non-IFRS Financial Measures” in this press release for more information.

•Selling, general & administrative (SG&A) expenses:
◦Q1 Fiscal 2024 SG&A expenses increased to $16.5 million from $15.7 million in Q1 Fiscal 2023. The increase in expenses was primarily due to higher foreign exchange losses on foreign-currency denominated receivables and higher professional fees related to the BAT investment

•Net (Loss) Income:
◦Q1 Fiscal 2024 net loss was $(15.8) million compared to a net income of $5.3 million in Q1 Fiscal 2023 as a result of lower gross margin due to the change in fair value of biological assets

•Adjusted EBITDA5:
◦Q1 Fiscal 2024 Adjusted EBITDA was $0.1 million compared to $5.6 million adjusted EBITDA in Q1 Fiscal 2023. The decline is primarily attributed to lower international shipments, and higher SG&A expenses
◦Adjusted EBITDA improved sequentially by $2.5 million from $(2.4) million in Q4 Fiscal 2023

•Net cash (used in) provided by operating activities before working capital changes:
◦Q1 Fiscal 2024 net cash provided by operating activities was $7.7 million, compared to $3.5 million cash provided in Q1 Fiscal 2023, which was primarily due to favorable changes in working capital, partially offset by lower Adjusted EBITDA

“Our results for the first quarter of Fiscal 2024 demonstrate improvements on multiple fronts," added Greg Guyatt, Chief Financial Officer. "Our improved adjusted gross margin and Adjusted EBITDA on a sequential quarter-over-quarter basis were driven by the refinement of newly enhanced production processes for ready-to-consume products resulting from the $29 million in facility enhancements we completed in Fiscal 2023, the highly successful reintroduction of our patented Edison JOLTS to the market, and improved margin profiles in several product categories. In December 2023, we had a record breaking month in shipped recreational sales, stemming from consistent market share gains throughout Q1 Fiscal 2024."

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q1-2024	Q1-2023	% Change
Gross revenue	56,270	60,882	(8)%
Excise taxes	(19,815)	(17,561)	13%
Net revenue	36,455	43,321	(16)%
Cost of sales	26,944	31,621	(15)%
Gross margin before fair value changes to biological assets & inventories sold	9,511	11,700	(19)%
Realized fair value on inventories sold and other inventory charges	(11,923)	(12,528)	(5)%
Unrealized gain on changes in fair value of biological assets	9,112	24,714	(63)%
Gross margin	6,700	23,886	(72)%
Adjusted gross margin[1]	11,196	12,829	(13)%
Adjusted gross margin %[1]	31%	30%	1%
Selling (including marketing), general & administrative expenses[2]	16,462	15,702	5%
Net (loss) income	(15,750)	5,329	nm
Adjusted EBITDA[1]	135	5,577	(98)%
Net cash (used in) provided by operating activities before working capital changes	(8,056)	458	nm
Net cash provided by operating activities after working capital changes	7,687	3,465	122%
5 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

1 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.

Select Balance Sheet Metrics (in $000s)	DECEMBER 31, 2023	SEPTEMBER 30, 2023	% Change
Cash & short-term investments (excluding restricted cash)	41,815	33,864	23%
Biological assets & inventories	81,234	80,953	—%
Other current assets	37,240	41,159	(10)%
Accounts payable & accrued liabilities	35,603	20,007	78%
Current portion of long-term debt	71	76	(7)%
Working capital	122,823	133,545	(8)%
Property, plant & equipment	98,179	99,046	(1)%
Long-term debt	65	79	(18)%
Total assets	299,014	298,455	—%
Total liabilities	41,189	26,832	54%
Shareholders’ equity	257,825	271,623	(5)%

Capital Structure

in $000s	DECEMBER 31, 2023	SEPTEMBER 30, 2023
Current and long-term debt	136	155
Shareholders’ equity	257,825	271,623
Total debt and shareholders’ equity	257,961	271,778
in 000s
Outstanding common shares	81,162	81,162
Options	2,788	2,830
Warrants	—	4,236
Top-up rights	1,745	2,035
Restricted share units	3,076	881
Performance share units	1,172	261
Total fully-diluted shares	89,943	91,405

Outstanding basic and fully diluted share count as at February 12, 2024 is as follows:

in 000s	FEBRUARY 12, 2024
Outstanding common shares	94,098
Options	2,784
Warrants	—
Top-up rights	1,733
Restricted share units	3,033
Performance share units	1,172
Total fully-diluted shares	102,820

The following table reconciles the Company's Adjusted EBITDA to net loss.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q1-2024	Q1-2023
Net (loss) income as reported	$(15,750)	$5,329
Add/(Deduct):
Financing costs, net of investment income	(522)	(815)
Income tax (recovery) expense	—	(232)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	2,837	7,183
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	757	—
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	155	406
Change in fair value of contingent consideration	(50)	18
Realized fair value on inventories sold and other inventory charges	11,923	12,528
Unrealized gain loss on change in fair value of biological assets	(9,112)	(24,714)
Share-based compensation (per statement of cash flows)	2,007	1,852
COVID-19 related charges, government subsidies, insurance recoveries and other gains	(218)	—
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities and other financial assets	456	(1,030)
ERP implementation costs	991	1,334
Transaction costs	590	318
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	1,685	1,129
Research and development expenditures, net of depreciation	4,387	2,271
Adjusted EBITDA	$135	$5,577

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q1-2024	Q1-2023
Net revenue	$36,455	$43,321
Cost of sales before adjustments	25,259	30,492
Adjusted gross margin	11,196	12,829
Adjusted gross margin %	31%	30%
Less:
Write-offs and impairment of inventories and biological assets	1,672	1,067
Provisions to net realizable value	13	62
Incremental fair value component on inventories sold from acquisitions	—	—
Gross margin before fair value adjustments	9,511	11,700
Gross margin % (before fair value adjustments)	26%	27%
Add:
Realized fair value on inventories sold and other inventory charges	(11,923)	(12,528)
Unrealized gain on changes in fair value of biological assets	9,112	24,714
Gross margin	6,700	23,886
Gross margin %	18%	55%

First Quarter Fiscal 2024 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    February 13, 2024
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:

https://registrations.events/direct/Q4I967666846597333509997000

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/225832868

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial and operational performance measures (including adjusted gross margin, adjusted gross margin %, adjusted EBITDA and free cash flow) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustment related to inventory and biological assets; government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) of inventories and biological assets; (iv) provisions to net realizable value; (v) realized fair value on inventories sold from acquisitions.

Adjusted gross margin percentage is a non-IFRS measure that the Company calculates by dividing adjusted gross margin by net revenue.

Management believes that this adjusted gross margin and adjusted gross margin percentage both provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 6 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments and beginning on page 7 of this press release is a reconciliation to such measure.

Free cash flows is a non-IFRS financial performance measure that deducts capital expenditures from net cash provided by or used in operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flows is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Free cash flows is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiary, Organigram Inc., is a licensed producers of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA and net revenue in Fiscal 2024 and beyond, the Company's ability to generate consistent free cash flow from operations, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE, availability and sources of any future financing including satisfaction of closing conditions for future tranches of the BAT follow-on investment, EU-GMP certification, availability of cost efficiency opportunities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to existing and prospective international jurisdictions and customers, statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; receipt of regulatory approvals, consents, and/or final determinations, and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; timing for federal legalization of cannabis in the U.S. and changing regulatory conditions including internationally; imposition of tariffs or duties in international markets, including Israel; change in stock exchange listing practices and ability to continue to meet minimum listing requirements from time to time; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution and timing and timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields and potency. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent management discussion and analysis ("MD&A") and and annual information form. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated February 13, 2024 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca